SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 26)*

Appian Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03782L101

(CUSIP Number)

Abdiel Capital

90 Park Avenue, 29th Floor

New York, NY 10016

Attn: Colin T. Moran

Tel: (646) 496-9202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03782L101	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,158,731
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,158,731

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,158,731
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 37,834,226 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020.

(2)	Represents approximately 1.73% of the total voting power of all outstanding shares of Class A and Class B Common Stock.

CUSIP No. 03782L101	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 176,021
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 176,021

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,021
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46% (1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 37,834,226 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020.

(2)	Represents approximately .05% of the total voting power of all outstanding shares of Class A and Class B Common Stock.

CUSIP No. 03782L101	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,334,752 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,334,752 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,752 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (2)(3)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 6,158,731 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 176,021 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 37,834,226 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020.

(3)	Represents approximately 1.76% of the total voting power of all outstanding shares of Class A and Class B Common Stock.

CUSIP No. 03782L101	Page 5 of 8 Pages

1.	NAME OF REPORTING PERSON Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,334,752 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,334,752 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,752 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (2)(3)
14.	TYPE OF REPORTING PERSON PN, IA

(1)	Consists of 6,158,731 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 176,021 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 37,834,226 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020.

(3)	Represents approximately 1.76% of the total voting power of all outstanding shares of Class A and Class B Common Stock.

CUSIP No. 03782L101	Page 6 of 8 Pages

1.	NAME OF REPORTING PERSON Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSOS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,334,752 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,334,752 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,752 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (2)(3)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 6,158,731 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 176,021 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 37,834,226 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020.

(3)	Represents approximately 1.76% of the total voting power of all outstanding shares of Class A and Class B Common Stock.

CUSIP No. 03782L101	Page 7 of 8 Pages

AMENDMENT NO. 26 TO SCHEDULE 13D

This Amendment No. 26 (“Amendment No. 26”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on June 12, 2017 (the “Original Schedule 13D”) relating to the shares of Class A common stock, $0.0001 par value per share (the “Common Stock”), of Appian Corporation (the “Issuer”), as amended by Amendment No. 1 thereto on June 27, 2017 (“Amendment No. 1”), Amendment No. 2 thereto on June 29, 2017 (“Amendment No. 2”), Amendment No. 3 thereto on July 3, 2017 (“Amendment No. 3”), Amendment No. 4 thereto on July 7, 2017 (“Amendment No. 4”), Amendment No. 5 thereto on July 12, 2017 (“Amendment No. 5”), Amendment No. 6 thereto on July 31, 2017 (“Amendment No. 6”), Amendment No. 7 thereto on October 26, 2017 (“Amendment No. 7”), Amendment No. 8 thereto on November 20, 2017 (“Amendment No. 8”), Amendment No. 9 thereto on November 30, 2017 (“Amendment No. 9”), Amendment No. 10 thereto on December 12, 2017 (“Amendment No. 10”), Amendment No. 11 thereto on December 15, 2017 (“Amendment No. 11”), Amendment No. 12 thereto on February 23, 2018 (“Amendment No. 12”), Amendment No. 13 thereto on March 20, 2018 (“Amendment No. 13”), Amendment No. 14 thereto on March 27, 2018 (“Amendment No. 14”), Amendment No. 15 thereto on April 25, 2018 (“Amendment No. 15”), Amendment No. 16 thereto on April 30, 2018 (“Amendment No. 16”), Amendment No. 17 thereto on August 3, 2018 (“Amendment No. 17”), Amendment No. 18 thereto on August 24, 2018 (“Amendment No. 18”), Amendment No. 19 thereto on October 5, 2018 (“Amendment No. 19”), Amendment No. 20 thereto on October 15, 2018 (“Amendment No. 20”), Amendment No. 21 thereto on October 31, 2018 (“Amendment No. 21”), Amendment No. 22 thereto on November 2, 2018 (“Amendment No. 22”), Amendment No. 23 thereto on December 17, 2018 (“Amendment No. 23”), Amendment No. 24 thereto on February 22, 2019 (“Amendment No. 24”) and Amendment No. 25 thereto on September 9, 2019 (“Amendment No. 25”) (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 26 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 26.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 26 and Item 2(c) of the Schedule 13D.

(c) Information with respect to all transactions in the Common Stock which were effected by the Reporting Persons in the last sixty days is set forth on Schedule 1 attached hereto and incorporated herein by reference.

CUSIP No. 03782L101	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2020

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually

SCHEDULE 1

Information with respect to Transactions Effected in the Last Sixty Days

Except as otherwise specified, all of the below transactions in the Common Stock were traded in the ordinary course on NASDAQ.

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Qualified Master Fund, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
11/30/2020	Sale	251,172	$140.03	(1)
11/30/2020	Sale	20,577	$141.40	(2)
11/30/2020	Sale	1,368	$142.74	(3)
11/30/2020	Sale	6,372	$143.08	(4)
11/30/2020	Sale	15,683	$144.24	(5)
11/30/2020	Sale	159,783	$145.22	(6)
11/30/2020	Sale	24,818	$146.60	(7)
11/30/2020	Sale	20,694	$147.55	(8)
11/30/2020	Sale	5,488	$148.46	(9)
11/30/2020	Sale	684	$149.89	(10)
11/30/2020	Sale	5,472	$150.33	(11)
11/30/2020	Sale	4,701	$151.38	(12)
11/30/2020	Sale	1,324	$152.16	(13)
11/30/2020	Sale	8,887	$153.51	(14)
11/30/2020	Sale	489	$154.26	(15)
11/30/2020	Sale	11,742	$155.30	(16)
11/30/2020	Sale	2,833	$156.36	(17)
11/30/2020	Sale	2,965	$157.60	(18)
11/30/2020	Sale	7,321	$158.22	(19)
11/30/2020	Sale	61,685	$160.47	(20)
11/30/2020	Sale	28,926	$161.41	(21)
11/30/2020	Sale	15,012	$162.40	(22)
11/30/2020	Sale	49,537	$163.36	(23)
11/30/2020	Sale	28,717	$164.52	(24)
11/30/2020	Sale	5,647	$165.05	(25)
11/30/2020	Sale	1,368	$166.13	(26)
11/30/2020	Sale	489	$167.04
11/30/2020	Sale	12,737	$170.42	(27)
11/30/2020	Sale	6,796	$171.33	(28)
11/30/2020	Sale	2,611	$180.41	(29)
11/30/2020	Sale	4,153	$181.44	(30)
11/30/2020	Sale	1,752	$182.41	(31)
11/30/2020	Sale	3,112	$183.49	(32)
11/30/2020	Sale	964	$184.35	(33)
11/30/2020	Sale	391	$185.00	(34)
12/1/2020	Sale	88,170	$130.27	(35)
12/1/2020	Sale	49,064	$131.42	(36)
12/1/2020	Sale	43,645	$132.53	(37)
12/1/2020	Sale	16,470	$133.41	(38)
12/1/2020	Sale	92,661	$134.16	(39)
12/1/2020	Sale	33,255	$135.69	(40)
12/1/2020	Sale	44,157	$136.55	(41)
12/1/2020	Sale	164,036	$137.17	(42)
12/1/2020	Sale	67,383	$138.27	(43)
12/1/2020	Sale	60,149	$139.42	(44)
12/1/2020	Sale	111,133	$140.40	(45)

12/1/2020	Sale	41,998	$141.33	(46)
12/1/2020	Sale	10,203	$142.33	(47)
12/1/2020	Sale	1,459	$143.73	(48)
12/1/2020	Sale	2,831	$144.68	(49)
12/2/2020	Sale	1,944	$131.63	(50)
12/2/2020	Sale	14,669	$132.24	(51)
12/2/2020	Sale	34,164	$133.23	(52)
12/2/2020	Sale	17,410	$134.53	(53)
12/2/2020	Sale	7,670	$135.39	(54)
12/2/2020	Sale	1,555	$136.37	(55)
12/2/2020	Sale	583	$137.17	(56)

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Capital, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
11/30/2020	Sale	5,896	$140.03	(1)
11/30/2020	Sale	483	$141.40	(2)
11/30/2020	Sale	32	$142.74	(3)
11/30/2020	Sale	150	$143.08	(4)
11/30/2020	Sale	368	$144.24	(5)
11/30/2020	Sale	3,750	$145.22	(6)
11/30/2020	Sale	582	$146.60	(7)
11/30/2020	Sale	486	$147.55	(8)
11/30/2020	Sale	129	$148.46	(9)
11/30/2020	Sale	16	$149.89	(10)
11/30/2020	Sale	128	$150.33	(11)
11/30/2020	Sale	110	$151.38	(12)
11/30/2020	Sale	31	$152.16	(13)
11/30/2020	Sale	209	$153.51	(14)
11/30/2020	Sale	11	$154.26	(15)
11/30/2020	Sale	276	$155.30	(16)
11/30/2020	Sale	67	$156.36	(17)
11/30/2020	Sale	70	$157.60	(18)
11/30/2020	Sale	172	$158.22	(19)
11/30/2020	Sale	1,448	$160.47	(20)
11/30/2020	Sale	679	$161.41	(21)
11/30/2020	Sale	352	$162.40	(22)
11/30/2020	Sale	1,163	$163.36	(23)
11/30/2020	Sale	674	$164.52	(24)
11/30/2020	Sale	133	$165.05	(25)
11/30/2020	Sale	32	$166.13	(26)
11/30/2020	Sale	11	$167.04
11/30/2020	Sale	299	$170.42	(27)
11/30/2020	Sale	159	$171.33	(28)
11/30/2020	Sale	61	$180.41	(29)
11/30/2020	Sale	97	$181.44	(30)
11/30/2020	Sale	41	$182.41	(31)
11/30/2020	Sale	73	$183.49	(32)
11/30/2020	Sale	23	$184.35	(33)
11/30/2020	Sale	9	$185.00	(34)
12/1/2020	Sale	2,494	$130.27	(35)
12/1/2020	Sale	1,388	$131.42	(36)
12/1/2020	Sale	1,235	$132.53	(37)
12/1/2020	Sale	466	$133.41	(38)
12/1/2020	Sale	2,621	$134.16	(39)
12/1/2020	Sale	941	$135.69	(40)
12/1/2020	Sale	1,249	$136.55	(41)
12/1/2020	Sale	4,642	$137.17	(42)
12/1/2020	Sale	1,906	$138.27	(43)
12/1/2020	Sale	1,702	$139.42	(44)
12/1/2020	Sale	3,144	$140.40	(45)
12/1/2020	Sale	1,188	$141.33	(46)
12/1/2020	Sale	289	$142.33	(47)
12/1/2020	Sale	41	$143.73	(48)
12/1/2020	Sale	80	$144.68	(49)
12/2/2020	Sale	56	$131.63	(50)
12/2/2020	Sale	421	$132.24	(51)
12/2/2020	Sale	978	$133.23	(52)
12/2/2020	Sale	499	$134.53	(53)
12/2/2020	Sale	220	$135.39	(54)
12/2/2020	Sale	45	$136.37	(55)
12/2/2020	Sale	17	$137.17	(56)

(1)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $140.00 to $140.96. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(2)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $141.22 to $141.81. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(3)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $142.03 to $142.88. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(4)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $143.01 to $143.31. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(5)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $144.10 to $144.78. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(6)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $145.00 to $145.91. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(7)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $146.00 to $146.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(8)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $147.00 to $147.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(9)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $148.00 to $148.81. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(10)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $149.72 to $149.92. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(11)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $150.00 to $150.62. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(12)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $151.01 to $151.97. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(13)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $152.03 to $152.61. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(14)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $153.00 to $153.83. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(15)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $154.20 to $154.30. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(16)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $155.00 to $155.69. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(17)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $156.00 to $156.94. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote

(18)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $157.20 to $157.80. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(19)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $158.00 to $158.92. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(20)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $160.00 to $160.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(21)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $161.00 to $161.95. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(22)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $162.00 to $162.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(23)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $163.00 to $163.97. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(24)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $164.00 to $164.93. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(25)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $165.00 to $165.25. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(26)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $166.09 to $166.18 The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(27)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $170.00 to $170.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(28)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $171.00 to $171.72. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(29)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $180.00 to $181.00. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(30)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $181.02 to $181.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(31)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $182.00 to $182.98. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(32)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $183.00 to $183.76. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(33)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $184.00 to $184.98. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(34)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $185.00 to $185.01. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(35)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $130.00 to $130.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(36)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $131.00 to $131.98. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(37)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $132.00 to $132.97. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(38)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $133.00 to $133.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(39)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $134.00 to $134.68. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(40)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $135.00 to $135.94. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(41)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $136.00 to $136.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(42)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $137.00 to $137.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(43)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $138.00 to $138.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(44)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $139.00 to $139.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(45)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $140.00 to $140.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(46)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $141.00 to $141.79. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(47)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $142.00 to $142.75. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(48)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $143.07 to $143.93. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(49)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $144.00 to $144.98. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(50)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $131.47 to $131.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(51)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $132.00 to $132.98. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(52)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $133.00 to $133.97. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(53)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $134.00 to $135.00. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(54)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $135.00 to $135.83. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(55)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $136.00 to $136.91. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(56)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $137.17 to $137.35. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.